June 28, 2024
By EDGAR Submission

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Lynn Dicker
Eric Atallah
Division of Corporation Finance, Office of Life Sciences

Re:    GINKGO BIOWORKS HOLDINGS, INC.
    Form 10-K for Fiscal Year Ended December 31, 2023
    File No. 001-40097

Dear Ms. Dicker and Mr. Atallah,

Ginkgo Bioworks Holdings, Inc. (the “Company”) is submitting this letter in response to the comment letter dated May 30, 2024 submitted to the Company from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), and in response to our letter dated June 13, 2024 and subsequent phone conversation with the Staff on June 26, 2024 regarding the Company’s Annual Report on Form 10-K that was filed with the SEC on February 29, 2024 for the fiscal year ended December 31, 2023. For your convenience, the Staff’s remaining comment is included with our response below.

Form 10-K for the Fiscal Year Ended December 31, 2023

Non-GAAP Information, page 86

We note your non-GAAP adjustment for merger and acquisition related expenses includes acquired intangible assets expensed as in-process research and development. We believe the adjustment for in-process research and development is inconsistent with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation. Please confirm to us you will no longer include the adjustment in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

Response
After further discussion with the Staff, the Company confirms that it will no longer include the adjustment for in-process research and development in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G, including with respect to any comparative information presented for prior periods.
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The Company further acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Please contact me at (814) 422-5362 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

GINKGO BIOWORKS HOLDINGS, INC.

By: /s/ Mark Dmytruk
Name: Mark Dmytruk
Title: Chief Financial Officer

cc:    Karen Tepichin, Ginkgo Bioworks Holdings, Inc.
    Marko Zatylny, Ropes & Gray LLP